Exhibit-99.(d)(10)(ii)

NOTICE OF AND CONSENT TO

ASSIGNMENT OF SUB-ADVISORY AGREEMENT

Reference is made to the Sub-advisory Agreement among INVESCO Funds Group, Inc. (“IFG”), American Skandia Investment Services, Incorporated and Prudential Investments LLC (“Investment Manager”), dated the 1st day of March 2001 (the “Agreement”) in its capacity as investment advisor for the ASAF INVESCO Health Sciences Fund (currently named the Strategic Partners Health Sciences Fund (the “Fund”).

RECITALS

As part of an internal reorganization involving various business units of AMVESCAP PLC (“AMVESCAP”), the Board of Directors of Prudential Investments, Inc. approved INVESCO Institutional (N.A.), Inc. (“INVESCO Institutional”) to serve as the Fund’s investment sub-adviser, effective May 1, 2004.

AMVESCAP announced on September 30, 2004, the final steps to create a unified distribution platform for mutual fund products in the U.S. under the retail brand, “AIM Investments.”  Accordingly, on October 1, 2004, the portfolio management staff responsible for managing the portfolios of mutual fund products in the U.S. that was formerly employed by IFG and then employed by INVESCO Institutional became employed by A I M Capital Management, Inc. (“AIM”) and its affiliates.

In order to facilitate the continued management of the Fund, the said portfolio management staff retained dual employment relationships with AIM and INVESCO Institutional pending the assignment of all applicable investment advisory agreements from INVESCO Institutional to AIM.  INVESCO Institutional now intends to assign such investment advisory agreements, specifically including the Agreement, to AIM, which is also a registered investment adviser.  Both INVESCO Institutional and AIM are wholly-owned indirect subsidiaries of AVZ Inc. (“AVZ”), a wholly-owned indirect subsidiary of AMVESCAP.

The assignment will not result in an actual change in control, which would result in a termination of the agreements due to “assignment” pursuant to Section 2(a)(4) of the Investment Company Act of 1940, as amended, or Rule 2a-6 thereunder.  AVZ has obtained an opinion from its legal counsel, Ballard Spahr Andrews & Ingersoll, LLP, confirming its conclusion that the assignment will not result in an actual change in control.

NOW, THEREFORE, in consideration of the premises:

1.                                       Subject to the approval of the board of directors (or trustees, as applicable) of the Fund for AIM to serve as the Fund’s sub-advisor, effective December 1, 2004:

A.                                   INVESCO Institutional assigns all rights and responsibilities arising under the Agreement to AIM; and

B.                                     AIM hereby agrees to assume all rights and responsibilities, and associated liabilities, arising out of the Agreement and to become a party to said Agreement upon the terms and conditions set forth therein, standing in the stead of INVESCO Institutional and previously, IFG.

2.                                       The Investment Manager consents to the assignment of the Agreement.

3.                                       Prior to December 1, 2004, the Investment Manager shall obtain the approval of the board of directors (or trustees, as applicable) of the Fund to name AIM as the Fund’s new sub-advisor.

4.                                       All terms and conditions set forth in the Agreement are hereby confirmed and remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Notice of and Consent to Assignment of Sub-Advisory Agreement to be executed by their respective officers.

INVESCO Institutional (N.A.), Inc.		A I M Capital Management, Inc.

By:	/s/ Jeffrey H. Kupor	By:	Benjamin C. Hoch

Name:	Jeffrey H. Kupor	Name:

Title:	Secretary and General Counsel	Title:

Accepted and agreed:

Prudential Investments, LLC.

By:	/s/ Robert F. Gunia

Name:	Robert F. Gunia

Title:	Executive Vice President